NorthStar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, New York 10022

September 9, 2011

Via EDGAR

Attn:  Mr. Jerard Gibson

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	NorthStar Realty Finance Corp. -- Registration Statement
on Form S-3 (File no. 333-175259)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, NorthStar Realty Finance Corp. (the “Company”) hereby respectfully requests acceleration of effectiveness of the above-captioned registration statement on Form S-3 (File no. 333-175259), as amended (the “Registration Statement”), to Tuesday, September 13, 2011 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act of 1933, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert W. Downes of Sullivan & Cromwell LLP at (212) 558-4312 with any questions that you may have.  In addition, please notify Mr. Downes when this request for acceleration has been granted.

Very truly yours,

NorthStar Realty Finance Corp.

By:	/s/ Ronald J. Lieberman
Name: Ronald J. Lieberman
Title: General Counsel and
Assistant Secretary

cc:	Robert W. Downes
(Sullivan & Cromwell LLP)